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Exhibit 99.1

First Quarter Report 2011

 QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported first quarter net income of $45.3 million, or $0.27 per share, compared to net income of $22.3 million, or $0.14 per share, in the first quarter of 2010. In the first quarter of 2011, the operating margin increased 79% to $213.5 million from $119.4 million in the first quarter of 2010 due to the increase in gold price and increased production by the Company's Meadowbank, Kittila and Pinos Altos Mines. Gold production in the first quarter of 2011 increased by 34% to 252,362 ounces from 188,232 ounces in the first quarter of 2010. Cash provided by operating activities was $171.0 million in the first quarter of 2011 compared to $74.5 million in the prior year's first quarter. The substantial increase in cash provided by operating activities resulted from higher gold production and higher prices for all metals, especially gold and silver prices. During the first quarter of 2011, cash costs amounted to $531 per ounce compared to $441 per ounce during the same period in the previous year.

        The table below summarizes the key variances in net income for the first quarter of 2011 from the net income reported for the same period in 2010:

(millions of dollars)
Increase in gold revenue	$159.1
Increase in silver revenue	21.7
Decrease in zinc revenue	(7.0)
Increase in copper & lead revenue	0.7
Higher production costs due to stronger Canadian dollar net of weaker Euro	(8.8)
Higher production costs (mainly due to additional mines)	(71.6)
Increased depreciation & amortization (mainly due to additional mines)	(31.4)
Higher non cash foreign currency translation loss	(5.2)
Higher income and mining taxes	(13.2)
Increased general & administration	(6.7)
Increased interest expense	(9.5)
Increased corporate costs and other	(5.2)

Net variance	$22.9

        On March 1, 2011, the Creston Mascota deposit at Pinos Altos achieved commercial production. As a result, commencing on March 1, 2011, all costs incurred at the Creston Mascota deposit are recognized on the income statement versus being capitalized prior to commercial production. During the first quarter, the Creston Mascota deposit achieved an operating profit (before depreciation of $0.4 million) of $4.2 million.

        In the first quarter of 2011, revenues from mining operations increased to $412.1 million from $237.6 million in the first quarter of 2010. This was mainly due to higher gold and silver prices and the increase in gold production by the Kittila, Pinos Altos and Meadowbank Mines. These three mines produced an incremental 76,120 ounces during the first quarter of 2011 when compared to the first quarter of 2010 (excluding 4,561 ounces produced in March 2011 from the Creston Mascota deposit).

        In the first quarter of 2011, total cash costs per ounce increased to $531 per ounce of gold produced from $441 per ounce in the first quarter of 2010. This increase in total cash costs is mainly attributable to the unfavourable cash costs at the Meadowbank Mine as it continues to ramp-up to achieve steady state production (currently estimated to be in the latter half of 2011 following the commissioning and installation of a new crusher).

        During the first quarter of 2011, production costs increased to $198.6 million from $118.2 million in the first quarter of 2010 mainly due to a full quarter of production at the Meadowbank Mine, increased production at the Kittila and Pinos Altos Mine and a stronger Canadian dollar. Also during the first quarter of 2011, depreciation and amortization expense increased to $61.9 million from $30.5 million due to the increased tonnes of ore processed at the Company's newer mines.

        During the first quarter, interest expense increased to $14.0 million from $4.5 million during the first quarter of 2010 due to the expensing of interest in 2011 versus the capitalization of interest to the Meadowbank construction project in 2010. Also during the first quarter of 2011, there was a non-cash foreign currency translation loss of $14.1 million due to the strengthening of the Canadian dollar against the US dollar. During the first quarter, income and mining taxes increased to $32.1 million from $18.9 million in the first quarter of 2010 due to the significant increase in taxable income. Finally in the first quarter, general and administrative expense increased by $6.7 million mainly due to increased stock option expense and the Meadowbank Mine kitchen fire insurance loss.

        During March of 2011, the kitchen facilities to support the employee camp at the Meadowbank Mine sustained extensive damage as a result of a fire. The fire was contained to the kitchen and there were no injuries sustained. Although processing and mining operations continue, the Company is assessing the potential impact on short-term production of any temporary reduction in personnel.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements for the LaRonde, Goldex, Lapa, Kittila, Pinos Altos and Meadowbank mines:

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
LaRonde	$47,885	$45,482
Goldex	17,874	13,800
Lapa	16,751	16,379
Kittila	28,500	23,018
Pinos Altos	30,907	13,849
Meadowbank	56,650	5,699

Total production costs per Consolidated Statements of Income	$198,567	$118,227

LaRonde Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$47,885	$45,482
Adjustments:
Byproduct revenues	(52,979)	(38,391)
Inventory and other adjustments(i)	5,352	763
Non-cash reclamation provision	(700)	(335)

Cash operating costs	(442)	$7,519

Gold production (ounces)	36,893	45,036

Total cash costs (per ounce)(iii)	(12)	$167

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$47,885	$45,482
Adjustments:
Inventory and other adjustments(iv)	4,517	763
Non-cash reclamation provision	(700)	(335)

Minesite operating costs (US$)	51,702	$45,910

Minesite operating costs (C$)	50,357	$47,078

Tonnes of ore milled (000's tonnes)	585	664

Minesite costs per tonne (C$)(v)	$86	$71

Goldex Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$17,874	$13,800
Adjustments:
Byproduct revenues	87
Inventory and other adjustments(i)	(1,309)	2,102
Non-cash reclamation provision	(55)	(54)

Cash operating costs	$16,597	$15,848

Gold production (ounces)	38,500	42,269

Total cash costs (per ounce)(ii)	$431	$375

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$17,874	$13,800
Adjustments:
Inventory and other adjustments(iv)	(1,161)	2,102
Non-cash reclamation provision	(55)	(54)

Minesite operating costs (US$)	$16,658	$15,848

Minesite operating costs (C$)	$16,327	$16,313

Tonnes of ore milled (000's tonnes)	715	667

Minesite costs per tonne (C$)(v)	$23	$24

Lapa Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$16,751	$16,379
Adjustments:
Byproduct revenues	66
Inventory and other adjustments(i)	158	(926)
Non-cash reclamation provision	(15)	(14)

Cash operating costs	$16,960	$15,439

Gold production (ounces)	26,914	31,553

Total cash costs (per ounce)(iii)	$630	$489

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$16,751	$16,379
Adjustments:
Inventory and other adjustments(iv)	306	(926)
Non-cash reclamation provision	(15)	(14)

Minesite operating costs (US$)	17,042	$15,439

Minesite operating costs (C$)	$16,640	$15,832

Tonnes of ore milled (000's tonnes)	142	129

Minesite costs per tonne (C$)(v)	$117	$123

Kittila Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$28,500	$23,018
Adjustments:
Byproduct revenues	77	(25)
Inventory and other adjustments(i)	(843)	(4,849)
Non-cash reclamation provision	(50)	(99)

Cash operating costs	$27,684	$18,045

Gold production (ounces)	40,317	24,547

Total cash costs (per ounce)(iii)	$687	$735

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$28,500	$23,018
Adjustments:
Inventory and other adjustments(iv)	(843)	(4,849)
Non-cash reclamation provision	(50)	(99)

Minesite operating costs (US$)	$27,607	$18,070

Minesite operating costs (EUR)	€19,710	€13,915

Tonnes of ore milled (000's tonnes)	262	218

Minesite costs per tonne (EUR)(v)	€75	€64

Pinos Altos Mine (includes Creston Mascota)

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$30,907	$13,849
Adjustments:
Byproduct revenues	(15,003)	(3,687)
Inventory and other adjustments(i)	5,697	1,493
Non-cash reclamation provision	(282)	(214)
Stripping(ii)	(6,325)	(810)

Cash operating costs	$14,994	$10,631

Gold production (ounces)	48,001	26,228

Total cash costs (per ounce)(iii)	$312	$405

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$30,907	$13,849
Adjustments:
Inventory and other adjustments(iv)	5,064	1,493
Non-cash reclamation provision	(282)	(214)
Stripping(ii)	(6,325)	(810)

Minesite operating costs (US$)	$29,364	$14,318

Tonnes of ore processed (000's tonnes)	1,033	450

Minesite costs per tonne (US$)(v)	$28	$32

Meadowbank Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$56,650	$5,699
Adjustments:
Byproduct revenues	(449)	(26)
Inventory and other adjustments(i)	2,426	9,161
Non-cash reclamation provision	(412)	(127)

Cash operating costs	$58,215	$14,707

Gold production (ounces)	61,737	17,515

Total cash costs (per ounce)(iii)	$943	$840

(thousands of dollars, except where noted)	Three months ended March 31, 2011	Three months ended March 31, 2010
Production costs per Consolidated Statements of Income	$56,650	$5,699
Adjustments:
Inventory and other adjustments(iv)	2,772	9,161
Non-cash reclamation provision	(412)	(127)

Minesite operating costs (US$)	$59,010	$14,733

Minesite operating costs (C$)	$58,242	$15,117

Tonnes of ore milled (000's tonnes)	629	163

Minesite costs per tonne (C$)(v)	$93	$93

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
The Company has decided to report total cash costs per ounce using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry. The previous period's cash costs have been adjusted for comparability purposes.

(iii)
Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. This measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct metals revenues, stripping costs, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
This inventory adjustment reflects production costs associated with unsold concentrates.

(v)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments, stripping costs and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Liquidity and Capital Resources

        At March 31, 2011, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totalled $114.8 million, while working capital was $395.2 million. At December 31, 2010, the Company had $104.6 million in cash, cash equivalents, short-term investments and restricted cash and $370.9 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

        Cash provided by operating activities was $171.0 million in the first quarter of 2011 compared to cash provided by operating activities of $74.5 million in the first quarter of 2010. In the first quarter of 2011, revenues from mining operations increased to $412.1 million from $237.6 million in the first quarter of 2010. This was mainly due to the increase in gold production by the Kittila, Pinos Altos and Meadowbank Mines and the higher realized sales prices for all metals, especially gold and silver.

        For the three months ended March 31, 2011, capital expenditures were $96.8 million compared to $112.6 million in the three months ended March 31, 2010. The significant capital expenditures during the first quarter of 2011 pertained to sustaining capital for the Company's six operating mines, construction of the dyke and crusher at the Meadowbank Mine, construction of the LaRonde depth extension and construction at the Creston Mascota Project.

        During the second quarter of 2010, the Company closed a private placement of notes consisting of $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. The net proceeds from the sale of the notes have been used to reduce amounts outstanding under the Company's credit lines during the quarter. Also during the second quarter, the Company increased and extended its credit facility to $1.2 billion. The current facility has lower standby-fees and draw spreads and matures in June 2014. At March 31, 2011, the remaining outstanding balance owing on the bank facility was nil.

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including the gold mining business, have been affected by weak economic conditions and volatile financial markets. Positive signs for the global economy include a relative easing of credit risk spreads, a reduction in financial systemic risk, lower levels of volatility in many markets and an improvement in investor confidence. However, economic data continues to show mixed signals for the likelihood of sustained near-term economic recovery, and the costs of funding for many businesses, especially for financial institutions with which we do business, remain high compared to historical levels. A prolonged global recession and continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices affects the amount of our revenues, and our earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments. The recent economic turmoil in Europe will compound the global volatility issues.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended March 31,
	2011 Actual	2010 Actual
Income Contribution Analysis
LaRonde Mine	$48,983	$45,387
Goldex Mine	40,333	26,423
Lapa Mine	19,178	21,273
Kittila Mine	27,831	11,470
Pinos Altos Mine	47,259	12,631
Meadowbank Mine	29,917	2,171

Operating margin	213,501	119,355
Amortization	61,929	30,503
Corporate expenses and other	74,210	47,578

Income before tax	77,362	41,274
Tax provision	32,098	18,942

Net income for the period	$45,264	$22,332

Net income per share — basic	$0.27	$0.14
Net income per share — diluted	$0.26	$0.14
Cash flows
Operating cash flow	$171,043	$74,491
Investing cash flow	$(89,956)	$(119,329)
Financing cash flow	$(68,842)	$(1,646)
Realized prices per sales volume (US$)
Gold (per ounce)	$1,400	$1,111
Silver (per ounce)	$36.10	$17.87
Zinc (per tonne)	$2,509	$2,235
Copper (per tonne)	$10,027	$7,288
Payable production (Note 1)
Gold (ounces)
LaRonde Mine	36,893	45,036
Goldex Mine	38,500	42,269
Kittila Mine	40,317	24,547
Lapa Mine	26,914	31,553
Pinos Altos Mine	48,001	26,228
Meadowbank Mine	61,737	18,599

	252,362	188,232

Silver (ounces in thousands)
LaRonde Mine	680	875
Pinos Altos Mine	406	222
Meadowbank	13	2

	1,099	1,099
Zinc (LaRonde Mine) (tonnes)	11,941	14,224
Copper (LaRonde Mine) (tonnes)	817	1,052

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (Continued)

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended March 31,
	2011 Actual	2010 Actual
Payable metal sold
Gold (ounces)
LaRonde Mine	$37,459	$45,240
Goldex Mine	41,895	37,863
Kittila Mine	40,698	30,674
Lapa Mine	25,776	34,193
Pinos Altos Mine	45,484	20,965
Meadowbank Mine	61,928	7,103

	253,240	176,038

Silver (ounces in thousands)
LaRonde Mine	679	775
Pinos Altos Mine	409	221
Meadowbank Mine	21	—

	1,109	996
Zinc (LaRonde Mine) (tonnes)	8,302	14,529
Copper (LaRonde Mine) (tonnes)	820	1,047
Total cash costs per ounce of gold produced (Note 2)
LaRonde Mine	$(12)	$167
Goldex Mine	431	375
Kittila Mine	687	735
Lapa Mine	630	489
Pinos Altos Mine	312	436
Meadowbank Mine	943	840

Weighted average	$531	$441

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)
Total cash costs per ounce is a non-US GAAP measure of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$133,084	$149,250	$225,597	$237,583	$347,456	$398,478	$439,004	$412,068
Production costs	61,013	88,652	106,935	118,227	166,573	196,674	195,998	198,567

Gross profit (exclusive of amortization shown below)	$72,071	$60,598	$118,662	$119,356	$180,883	$201,804	$243,006	$213,501
Amortization	15,470	23,200	21,661	30,503	44,003	48,145	69,835	61,929

Gross profit	$56,601	$37,398	$97,001	$88,853	$136,880	$153,659	$173,171	$151,572

Net income (loss) for the period	$1,227	$(16,966)	$47,936	$22,332	$100,360	$121,461	$87,963	$45,264
Net income (loss) per share (basic)	$0.01	$(0.11)	$0.31	$0.14	$0.64	$0.73	$0.54	$0.27
Net income (loss) per share (diluted)	$0.01	$(0.11)	$0.30	$0.14	$0.63	$0.71	$0.52	$0.26
Cash provided by (used in) operating activities	$26,369	$(13,787)	$53,701	$74,491	$161,574	$156,829	$90,576	$171,043
Cash used in investing activities	$(155,730)	$(136,756)	$(139,703)	$(119,329)	$(116,826)	$(163,798)	$(123,353)	$(89,957)
Cash provided (used in) by financing activities	$88,247	$217,590	$37,534	$(1,646)	$(10,422)	$531	$(10,408)	$(68,842)
Weighted average number of common shares outstanding (basic — in thousands)	155,805	156,164	156,570	156,692	156,899	167,461	168,299	168,853

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at March 31, 2011	As at December 31, 2010
ASSETS
Current
Cash and cash equivalents	$108,433	$95,560
Short-term investments	4,374	6,575
Restricted cash	2,018	2,510
Trade receivables	71,566	112,949
Inventories:
Ore stockpiles	63,297	67,764
Concentrates and dore	60,193	50,332
Supplies	160,107	149,647
Available-for-sale securities (note 7)	101,985	99,109
Other current assets	92,572	89,776
Fair value of derivative financial instruments (note 9)	2,036	—

Total current assets	666,581	674,222

Other assets	58,396	61,502
Future income and mining tax assets	2,615	—
Goodwill	200,064	200,064
Property, plant and mine development	4,595,545	4,564,563

	$5,523,201	$5,500,351

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	157,504	160,375
Dividends payable	81,002	108,009
Interest payable	20,513	9,743
Income taxes payable	1,393	14,450
Capital leases	11,000	10,592
Fair value of derivative financial instruments (note 9)	—	142

Total current liabilities	271,412	303,311

Long-term debt (note 8)	600,000	650,000
Reclamation provision and other liabilities	151,303	145,536
Future income and mining tax liabilities	759,023	736,054
SHAREHOLDERS' EQUITY
Common shares (note 5)	3,090,202	3,078,217
Stock options (note 6)	95,115	78,554
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	485,529	440,265
Accumulated other comprehensive income	30,593	28,390

Total shareholders' equity	3,741,463	3,665,450

	$5,523,201	$5,500,351

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2011	2010
REVENUES
Revenues from mining operations	$412,068	$237,583
COSTS, EXPENSES AND OTHER INCOME
Production	198,567	118,227
Exploration and corporate development	16,978	7,504
Amortization of plant and mine development	61,929	30,503
General and administrative (note 12)	35,152	28,430
Provincial capital tax	—	(587)
Interest	14,008	4,504
Loss (gain) on derivative financial instruments (note 9)	(1,351)	549
Interest and sundry income	(248)	(1,376)
Gain on sale of available-for-sale securities (note 7)	(4,394)	(346)
Foreign currency translation loss	14,065	8,901

Income before income, mining and federal capital taxes	77,362	41,274
Income and mining tax expense	32,098	18,942

Net income for the period	$45,264	$22,332

Net income per share — basic	$0.27	$0.14

Net income per share — diluted	$0.26	$0.14

Weighted average number of common shares outstanding (in thousands)
Basic (note 5)	168,853	156,692
Diluted (note 5)	172,863	159,093
Comprehensive income:
Net income for the period	$45,264	$22,332

Other comprehensive income:
Unrealized gain on available-for-sale securities	7,067	9,628
Adjustments for realized gain on available-for-sale securities due to dispositions during the period	(4,394)	(346)
Amortization of unrecognized gain on pension liability	110	(47)
Tax effect of other comprehensive income (loss) items	(580)	12

Other comprehensive income for the period	2,203	9,247

Comprehensive income for the period	$47,467	$31,579

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2011	2010
Retained earnings
Balance, beginning of period	$440,265	$216,158
Net income for the period	45,264	22,332

Balance, end of period	$485,529	$238,490

Accumulated other comprehensive income
Balance, beginning of period	$28,390	$51,049
Other comprehensive income for the period	2,203	9,247

Balance, end of period	$30,593	$60,296

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2011	2010
Operating activities
Net income for the period	$45,264	$22,332
Add (deduct) items not affecting cash:
Amortization of plant and mine development	61,929	30,503
Future income and mining taxes	8,879	13,095
Gain on sale of available-for-sale securities and derivative financial instruments	(6,428)	(459)
Stock-based compensation	17,303	15,168
Foreign currency translation loss	14,065	8,901
Other	5,935	2,991
Changes in non-cash working capital balances
Trade receivables	41,383	20,390
Income taxes payable	(13,057)	3,924
Other taxes recoverable	11,821	(1,196)
Inventories	(16,595)	(25,542)
Other current assets	(7,355)	(2,686)
Interest payable	10,770	(339)
Accounts payable and accrued liabilities	(2,871)	(12,591)

Cash provided by operating activities	171,043	74,491

Investing activities
Additions to property, plant and mine development	(96,849)	(112,563)
Increase in short-term investments	2,201	8
Net proceeds on sale of available-for-sale securities and other	8,764	465
Purchases of available-for-sale securities	(4,565)	(6,107)
Decrease (increase) in restricted cash	492	(1,132)

Cash used in investing activities	(89,957)	(119,329)

Financing activities
Dividends paid	(25,820)	(26,830)
Repayment of capital lease obligations	(3,053)	(1,539)
Proceeds from long-term debt	—	100,000
Repayment of long-term debt	(50,000)	(80,000)
Sale-leaseback financing	—	3,005
Proceeds from common shares issued	10,031	3,718

Cash used in financing activities	(68,842)	(1,646)

Effect of exchange rate changes on cash and cash equivalents	629	(181)

Net increase (decrease) in cash and cash equivalents during the period	12,873	(46,665)
Cash and cash equivalents, beginning of period	95,560	160,280

Cash and cash equivalents, end of period	$108,433	$113,615

Other operating cash flow information:
Interest paid during the period	$3,229	$8,722

Income, mining and capital taxes paid during the period	$35,219	$1,497

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2011

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") in US dollars. They do not include all of the disclosures required by GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2010 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2010. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2011 and the results of operations and cash flows for the three months ended March 31, 2011 and 2010.

  Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2011.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2010 audited annual consolidated financial statements except for the changes discussed below.

  Recently Adopted Accounting Pronouncement

  Fair Value Accounting

  In January 2010, the FASB guidance for fair value measurements and disclosures was updated to require additional disclosures. The updated guidance was effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which was effective for the Company's fiscal year beginning January 1, 2011. Adoption of this updated guidance had no impact on the Company's consolidated financial position, results of operation or cash flows. See Note 4 for details regarding the Company's assets and liabilities measured at fair value.

  Business Combinations

  In December 2010, the Accounting Standards Codification ("ASC") guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. Adoption this updated guidance, effective for the Company's fiscal year beginning January 1, 2011, had no impact on the Company's consolidated financial position, results of operations and cash flows.

  Revenue Recognition — Multiple-Deliverable Revenue Arrangements

  In October 2009, the FASB issued an amendment to its guidance on multiple-deliverable revenue arrangements which is effective for fiscal years beginning on or after June 15, 2010. This updated guidance addresses accounting and reporting for arrangements under which the vendor will perform multiple revenue-generating activities, including how to separate deliverables and measure and allocate the arrangement consideration. This amendment also significantly expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangement. Based on the Company's assessment, these changes do not have an impact on our current accounting for revenue or required disclosures.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2011

4.     FAIR VALUE MEASUREMENT

  Accounting Standards Codification ("ASC") 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents and short-term investments(1)	5,633	—	5,633	—
Available-for-sale securities(2)(3)	101,985	93,849	8,136	—
Trade receivables(4)	71,566	—	71,566	—
Derivative assets(3)	2,036	—	2,036	—

	181,220	93,849	87,371	—

Financial liabilities:
Derivative liabilities(3)	—	—	—	—

  (1)
  Fair value approximates the carrying amounts due to the short-term nature.

  (2)
  Recorded at fair value using quoted market prices.

  (3)
  Recorded at fair value based on broker-dealer quotations.

  (4)
  Trade receivables from provisional invoices for concentrate sales are included within Level 2 as they are valued using quoted forward rates derived from observable market data based on the month of expected settlement.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale equity securities are recorded at fair value using quoted market prices or broker-dealer quotations. The Company's available-for-sale equity securities that are valued using quoted market prices in active markets are classified as Level 1 of the fair value hierarchy. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants, which are recorded at fair value based broker-dealer quotations.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim consolidated statements of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2011

4.     FAIR VALUE MEASUREMENT (Continued)

  New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.     SHAREHOLDERS' EQUITY

  For the three months ended March 31, 2011 and 2010, the Company's warrants were dilutive and were included in the calculation of diluted net income per share.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at March 31, 2011 were exercised:

Common shares outstanding at March 31, 2011	169,017,306
Employees' stock options	9,081,520
Warrants	8,600,000

186,698,826

  During the three months ended March 31, 2011, 2,574,785 (2010 — 2,755,080) options were granted with an exercise price of C$76.56 (2010 — C$56.95), 164,219 (2010 — 59,325) employee stock options were exercised for cash of $6.9 million (2010 — $1.3 million), and 91,750 (2010 — 10,550) options were forfeited with a weighted average exercise price of C$66.87 (2010 — C$49.88).

  The following table illustrates the changes in common shares for the three months ended March 31, 2011:

	Shares	Amount
Common shares, beginning of period	168,720,355	3,078,217
Shares issued under Employee Stock Option Plan	164,219	8,806
Shares issued under Incentive Share Purchase Plan	71,141	4,734
Shares issued under Dividend Reinvestment Plan	18,450	1,232
Restricted Share unit plan	(38,349)	(2,787)

Common shares, end of period	168,935,816	3,090,202

  The following table provides the reconciliation for the weighted average number of common shares in the calculation of basic and diluted income per share:

	Three months ended March 31,
	2011	2010
Net income	45,264	$22,332
Weighted average number of common shares outstanding — basic	168,853	156,692
Add: Dilutive impact of employee stock options	1,155	907
Dilutive impact of warrants	2,773	1,449
Dilutive impact of treasury shares related to restricted share unit plan	82	45

Weighted average number of common shares outstanding — diluted	172,863	159,093

Net income per share — basic	$0.27	$0.14

Net income per share — diluted	$0.26	$0.14

  The calculation of diluted income per common share has been computed using the treasury stock method.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2011

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Three months ended March 31, 2011
	# of Options	Weighted average exercise price
		(C$)
Outstanding, beginning of period	6,762,704	56.94
Granted	2,574,785	76.56
Exercised	(164,219)	41.47
Forfeited	(91,750)	66.87

Outstanding, end of period	9,081,520	62.88

Options exercisable at end of period	5,527,416	66.25

  For the three months ended March 31, 2011 and 2010, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2011	2010
Risk-free interest rate	1.96%	1.86%
Expected life of options (in years)	2.5	2.5
Expected volatility of the Company's share price	34.6%	44.4%
Expected dividend yield	0.88%	0.43%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended March 31, 2011, the Company received proceeds of $8.8 million (2010 — $0.5 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $4.4 million (2010 — $0.4 million).

  The cost of an available-for-sale security was determined based on the average cost. Available-for-sale securities are carried at fair value and comprise the following:

	As at March 31, 2011	As at December 31, 2010
Available-for-sale securities in an unrealized gain position
Cost	$51,153	$50,958
Unrealized gains in other comprehensive income	50,832	48,151

Estimated fair value	101,985	$99,109

Available-for-sale securities in an unrealized loss position
Cost	—	—
Unrealized losses in other comprehensive income	—	—

Estimated fair value	—	—

Total estimated fair value of available-for-sale securities	$101,985	$99,109

8.     LONG-TERM DEBT

  During the three months ended March 31, 2011, the Company repaid $50 million, net, on the credit facilities (2010 — ($20.0) million). At March 31, 2011, the credit facilities were drawn down by a total of $nil million (December 31, 2010 — $50 million).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2011

8.     LONG-TERM DEBT (Continued)

  Total long-term debt interest costs incurred during the three months ended March 31, 2011 was $10 million (2010 — $7.0 million). Total interest costs capitalized to property, plant and mine development for the three months ended March 31, 2011 was nil (2010 — $4.6 million). The outstanding long-term debt balance as at March 31, 2011 relates to the notes entered into in April 2010.

9.     FINANCIAL INSTRUMENTS

  In the first quarter of 2011, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price on a portion of zinc associated with the LaRonde Mine's 2011 production. The purchase of zinc put options has been financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company is nil.

  A total of 20,000 metric tonnes (2010 — 15,000 metric tonnes) of zinc call options were written at a strike price of $2,500 (2010 — $2,500) per metric tonne with 2,000 metric tonnes (2010 — 1,500 metric tonnes) expiring each month beginning February 28, 2011 (2010 — March 31, 2010). A total of 20,000 metric tonnes (2010 — 15,000 metric tonnes) of zinc put options were purchased at a strike price of $2,200 (2010 — $2,200) per metric tonne with 2,000 metric tonnes (2010 — 1,500 metric tonnes) expiring each month beginning February 28, 2011 (2010 — March 31, 2010). While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 (2010 — $2,500) per metric tonne. These contracts did not qualify for hedge accounting under ASC 815 — Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments are recognized in the gain on derivative financial instruments component of the consolidated statements of income. The options that expired during the first quarter of 2011 and 2010 expired out of the money. As at March 31, 2011, the Company had an unrealized mark-to-market gain of $0.5 million (2010 — $0.5 million).

  In March 2011, the Company entered into a foreign exchange forward contract at a rate of C$0.99 per US dollar. The risk hedged in 2011 was the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represent a portion of the unhedged forecast Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2011. In 2011, the forward contract hedged $90 million of 2011 expenditures. $10 million will expire each month starting in April 2011 and will be completely expired by December 31, 2011. As of March 31, 2011 the Company recognized a mark-to-market gain $1.5 million in the "Loss (gain) on derivative financial instruments" line item of the Consolidated Statements of Income and Comprehensive Income. The cash flow hedging relationship did not meet the requirements to be perfectly effective and did not therefore, qualify for hedge accounting.

  There were no foreign exchange hedges during the first quarter of 2011 and 2010.

  In addition, the Company recognized a loss of $2.1 million on intra-quarter silver financial instruments associated with timing of sales of silver products. There were no silver financial instruments during the first quarter of 2010.

10.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2011, the total amount of these guarantees was $115.8 million.

11.   SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and Chief Operating Officer, and that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. The following are the reporting segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde Mine, Lapa Mine, Goldex Mine, Meadowbank Mine, and the Regional Office
Europe:	Kittila Mine
Latin America:	Pinos Altos Mine and the Creston Mascota deposit at Pinos Altos
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration office, Meliadine Mine Project, and the Latin America Exploration office

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2011

11.   SEGMENTED INFORMATION (Continued)

  The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies. There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions. The goodwill of $200.1 million on the Consolidated Balance Sheets relates to the Meliadine Mine Project that is a component of the Exploration segment.

  Corporate Head Office assets are included in the Canada category and specific corporate income and expense items are noted separately below.

  The Meadowbank Mine achieved commercial production March 1, 2010. The Creston Mascota deposit at Pinos Altos achieved commercial production March 1, 2011.

Three Months Ended March 31, 2011	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$277,571	$139,160	$47,101	$—	$10,305	$81,005
Europe	56,331	28,500	7,268	—	3,863	16,700
Latin America	78,166	30,907	7,560	—	(103)	39,802
Exploration	—	—	—	16,978	—	(16,978)

	$412,068	$198,567	$61,929	$16,978	$14,065	$120,529

Segment income						$120,529
Corporate and Other
Interest and sundry income						248
Gain on sale of available-for-sale securities						4,394
Gain on derivative financial instruments						1,351
General and administrative						(35,152)
Interest expense						(14,008)

Income before income, mining and federal capital taxes						77,362

Three Months Ended March 31, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$176,615	$81,360	$20,361	$—	$10,159	$64,735
Europe	34,488	23,018	7,114	—	(662)	5,018
Latin America	26,480	13,849	3,028	—	(596)	10,199
Exploration	—	—	—	7,504	—	(7,504)

	$237,583	$118,227	$30,503	$7,504	$8,901	$72,448

Segment income						$72,448
Corporate and Other
Interest and sundry income						1,376
General and administrative						(28,430)
Gain on sale of available-for-sale securities						346
Loss on derivative financial instruments						(549)
Provincial capital tax						587
Interest expense						(4,504)

Income before income, mining and federal capital taxes						$41,274

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2011

11.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	March 31, 2011	December 31, 2010
Canada	$4,137,892	$4,172,997
Europe	702,200	679,258
Mexico	654,319	619,263
Exploration	28,790	28,833

	$5,523,201	$5,500,351

12.   GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank Mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $5.3 million during the quarter, and recognized an insurance receivable for $9.1 million. The difference of $3.1 million is recognized in the General and Administrative line item of the Consolidated Statements of Income during the first quarter of 2011. The Company's exposure to insurance losses related to this claim is limited to the $3.1 million exposure through its captive insurance company.

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  Exhibit 99.1
First Quarter Report 2011
QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2011